UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number: 001-41798

SIMPPLE LTD.
(Registrant’s Name)

71 Ayer Rajah Crescent

#03-07

Singapore 139951

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIMPPLE LTD. (“we,” “our,” “us,” or the “Company”) held an extraordinary general meeting (the “Meeting”) of shareholders at 9:00 pm., Singapore time on December 9, 2024, virtually at the following link: www.virtualshareholdermeeting.com/SPPL2024SM. Each ordinary share of the Company is entitled to one vote. Holders of a total 12,950,778 ordinary shares issued and outstanding and entitled to vote at the Meeting have voted. Therefore, a quorum of a majority of the ordinary shares outstanding and entitled to vote at the Meeting as of the record date of October 25, 2024 was reached. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

Proposal 1

For a special resolution to be passed to replace the existing amended and restated:

That the existing amended and restated memorandum and articles of association of the Company dated 29 September 2022 (and as further amended by a special resolution of the Company passed on 21 October 2022) be and are hereby replaced with a new amended and restated memorandum and articles of association, in the form circulated to the shareholders prior to the meeting, with effect from 13 December 2024 (the “Amended and Restated Memorandum and Articles of Association”).

For	Against	Abstain
12,946,568	4,210	0

Proposal 2

For an ordinary resolution to be passed to consolidate the Company’s authorised share capital:

That:

(i)	18,625,961 issued ordinary shares of a nominal or par value of US$0.0001 each held by the existing shareholders of the Company be consolidated into 2,328,246 ordinary shares of a nominal or par value of US$0.0008 each, having the rights set out in the Amended and Restated Memorandum and Articles of Association, with effect from 13 December 2024;

(ii)	481,374,039 authorized but unissued ordinary shares of a nominal or par value of US$0.0001 each in the capital of the Company be consolidated into 60,171,754 ordinary shares of a par value of US$0.0008 each, having the rights set out in the Amended and Restated Memorandum and Articles of Association, with effect from 13 December 2024;

(iii)	no fractional shares be issued in connection with the share consolidation and, in the event that a shareholder would otherwise be entitled to a fractional share upon the share consolidation, the total number of shares to be received by such shareholder may be rounded up to the nearest whole number, with effect from 13 December 2024; and

(iv)	as a consequence of the above, the authorised share capital of the Company will be changed with effect from 13 December 2024:

FROM: US$50,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.0001 each,

TO: US$50,000 divided into 62,500,000 ordinary shares of a nominal or par value of US$0.0008 each.

For	Against	Abstain
12,935,628	4,214	10,936

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Proposal 3

For an ordinary resolution to be passed to approve the ancillary documents, actions and ratification:

(i)	that the Company gives, makes, signs, executes and delivers all such agreements, letters, notices, certificates, acknowledgements, instructions and other documents (whether of a like nature or not) (the “Ancillary Documents”) as may be considered necessary or desirable by any director for the purpose of compliance with any condition precedent or the coming into effect of or otherwise giving effect to, consummating or completing or procuring the performance and completion of all or any of the matters described in this meeting;

(ii)	that the Ancillary Documents be in the form as any director may approve;

(iii)	that any director be authorised to sign any Ancillary Document on behalf of the Company (as a deed or under seal if required) together with such amendments to those Ancillary Documents as that director considers necessary or desirable (the signature of any director on any Ancillary Document being conclusive evidence of that director’s approval of the Ancillary Document on behalf of the Company);

(iv)	that all of the Ancillary Documents be valid, conclusive, binding on and enforceable against the Company when approved, executed and delivered in the manner set out in these minutes;

(v)	that any director be authorised to do any other acts or things that the directors consider necessary or desirable in order to implement the matters referred to in this meeting; and

(vi)	that anything that has been contemplated by the above resolutions and which has been done on behalf of the Company on or before the date this meeting be and are adopted, ratified, confirmed and approved on behalf of the Company in all respects.

For	Against	Abstain
12,946,964	3,814	0

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIMPPLE LTD.

Date: March 17, 2025	By:	/s/ Schroeder Norman
	Name:	Schroeder Norman
	Title:	Chief Executive Officer and Director

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